082-0 5201

Gamesa

MARKET COMMUNICATION

Q1 2007 UNAUDITED RESULTS PRESENTATION

CONFERENCE CALL

Wednesday, May 16th, 2007 (11 am - Madrid time)

Gamesa Corporación Tecnológica S.A. communicates that its Q1 2007 Unaudited Results Analyst Presentation will take place next Wednesday, May 16th, at 11.00 am (Madrid time).

The event could be followed via conference call live, and the document will be available at the company's web site (www.gamesa.es) before the presentation.

Additionally, a simultaneous translation service (Spanish/English) will be at the participants' disposal.

The connection details will be disclosed during the previous days.

Please, process any doubt about the event through the Investors Relation Team.

Contact Details:

Maite Bermejo + 34 94 431 76 11 mbermejo@gamesacorp.com

Beatriz García + 34 94 431 76 11 bgovejero@gamesacorp.com

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